UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.__)

Under the Securities Exchange Act of 1934

OSIRIS ACQUISITION CORP.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

68829A202**
(CUSIP Number)

May 14, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** (See Item 2(e))

CUSIP No. 68829A202	13G
1	NAMES OF REPORTING PERSONS
Jefferies Financial Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (1) (See Item 4)

	6	SHARED VOTING POWER
2,277,000 (1) (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (1) (See Item 4)

	8	SHARED DISPOSITIVE POWER
2,277,000 (1) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,277,000 (1) (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (1) (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) See Item 4 of this Schedule 13G.  Includes all shares of Class A Common Stock beneficially owned by Jefferies Group LLC (“Jefferies Group”).  Jefferies Group is a wholly-owned subsidiary of Jefferies Financial Group Inc. (“Jefferies”).

CUSIP No. 68829A202	13G
1	NAMES OF REPORTING PERSONS
Jefferies Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (1) (See Item 4)

	6	SHARED VOTING POWER
2,277,000 (1) (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (1) (See Item 4)

	8	SHARED DISPOSITIVE POWER
2,277,000 (1) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,277,000 (1) (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (1) (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1(a).	Name of Issuer:

Osiris Acquisition Corp. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

95 5th Avenue, 6th Floor
New York, New York 10003

Item 2(a).	Name of Person Filing:

Jefferies Financial Group Inc. (“Jefferies”)
Jefferies Group LLC (“Jefferies Group”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each Reporting Person is:
520 Madison Avenue
New York, New York 10022

Item 2(c).	Citizenship:

See response to Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Common Stock”), of the Issuer.

Item 2(e).	CUSIP Number:

As of the date of this Schedule 13G, a CUSIP number for the Issuer’s Class A Common Stock is not          available. The CUSIP number for the Issuer’s units is 68829A202.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☒	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________.

Item 4.	Ownership

As of the close of business on May 14, 2021, Jefferies and Jefferies Group may be deemed to have beneficially owned 2,277,000 shares of the Common Stock or 9.9% of the Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 23,000,000 shares of the Common Stock outstanding as of May 18, 2021, as reported in the Issuer’s Form 8-K filed with the Securities Exchange Commission on May 18, 2021.

(a)	Amount beneficially owned:

See responses to Item 9 on the cover pages, which are incorporated herein by reference.

(b)	Percent of class:

See responses to Item 11 on the cover pages, which are incorporated herein by reference.

(c)	Number of shares as to which such person has

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover pages, which are incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover pages, which are incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover pages, which are incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover pages, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2021

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: Executive Vice President and General Counsel

JEFFERIES GROUP LLC

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons